UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File No. 1-985

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Company Employee Savings Plan
Index
December 31, 2011 and 2010

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants and Administrator of the
Ingersoll-Rand Company Employee Savings Plan
Davidson, North Carolina
We have audited the accompanying financial statements of the Ingersoll-Rand Company Employee Savings Plan (the Plan) as of and for the years ended December 31, 2011 and 2010 as listed in the forgoing Index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and supplemental Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Cherry, Bekaert & Holland, L.L.P.
Charlotte, North Carolina
June 26, 2012

Ingersoll-Rand Company Employee Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments:
Plan's interest in Savings Plan Master Trust (Note 4), at fair value	$2,906,449,030	$3,406,115,712
Other assets, at fair value (Note 5)	25,142	25,655
Total investments	2,906,474,172	3,406,141,367
Receivables:
Employer contributions receivable	5,541,391	5,506,073
Employee contributions receivable	4,577,785	5,226,336
Notes receivable from participants	38,905,065	38,173,140
Total receivables	49,024,241	48,905,549
Net assets available for benefits	$2,955,498,413	$3,455,046,916
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the years ended December 31, 2011 and 2010

	2011	2010
Additions (reductions) to net assets attributed to:
Plan's interest in investment (loss) income of the Savings Plan Master Trust (Note 4)	$(365,961,724)	$532,545,219
Interest income on notes receivable from participants	1,665,329	1,710,591
Contributions
Participants	109,466,733	105,315,985
Employer	76,356,677	73,631,523
Employee rollover	8,136,149	5,139,174
Total contributions	193,959,559	184,086,682
Total (reductions) additions	(170,336,836)	718,342,492
Deductions from net assets attributed to:
Participant withdrawals and distributions	328,833,576	315,681,400
Administrative expenses	378,091	357,078
Total deductions	329,211,667	316,038,478
Net (decrease) increase	(499,548,503)	402,304,014
Net assets available for benefits
Beginning of year	3,455,046,916	3,052,742,902
End of year	$2,955,498,413	$3,455,046,916
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1	Description of Plan
The following brief description of the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
History
On July 1, 2009, Ingersoll-Rand Company Limited (“IR-Limited”), a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company of Ingersoll Rand Company from Bermuda to Ireland. As a result, Ingersoll-Rand plc (“IR-plc”) replaced IR-Limited as the ultimate parent company effective July 1, 2009 (collectively referred to as “the Company”). As a result of the reorganization, IR-Limited became a wholly-owned subsidiary of IR-plc and the Class A common shares of IR-Limited became ordinary shares of IR-plc. Shares of IR-plc continue to trade on the New York Stock Exchange under the symbol “IR”, the same symbol under which the Ingersoll-Rand Company Limited Class A common shares previously traded.
The Company established the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) effective January 1, 2003 as part of the implementation of the Retirement Income Program approved by the Board of Directors of the Ingersoll-Rand Company. The Plan was established in order to facilitate systematic savings by eligible employees and to provide those employees with an opportunity to fund their retirement and other specified needs.
On June 5, 2008, the Company acquired Trane, Inc. On December 31, 2009, all assets, including participant loans, of US employees participating in the Trane Savings Plan were merged into the Plan. These employees were covered by the Plan going forward.
On September 30, 2011, the Company completed a transaction to sell its Hussmann refrigerated display case business to a newly-formed affiliate ("Hussmann Parent") of private equity firm Clayton Dubilier & Rice, LLC ("CD&R"). This transaction included the equipment business and certain of the service branches in the U.S. ("Hussmann Business"). The final transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches ("Hussmann Branches"). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. All transferred and former employees of the U.S. business as defined by the purchase agreement remained in the Plan until April 5, 2012. On April 5, 2012, affected participants' balances in the Plan in the amount of $172,448,709 were transferred to a Hussmann Parent defined contribution plan intended to be qualified under section 401(a) of the U.S. Internal Revenue Code of 1986, as amended ("IRC") .
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The IR-plc Benefits Design Committee designs and approves changes to the Plan. The IR-plc Benefits Investment Committee selects and approves the Plan’s investment options. Participants direct investments among the primary investment options. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Other Assets
Certain Plan investments are owned by the Plan but were not part of the Savings Plan Master Trust as of December 31, 2011 and 2010. These investments are comprised of variable annuity accounts with fair values of $25,142 and $25,655 at December 31, 2011 and 2010, respectively.
The Company has no intentions to transfer these assets to the Savings Plan Master Trust at this time.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Contributions
For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in a default investment fund defined by the Plan. The current default investment is the applicable target retirement date fund for that employee. The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment options within the Plan. Payroll deductions, consequently, do not begin until such period has expired. Each year, participants may contribute up to 50% (in whole percentages) of their compensation, as defined in the Plan and subject to limits under the IRC. Participants may use before or after-tax dollars for part or all of their elective contributions.

Participants also may rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the IRC. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Savings Plan Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a). Within the Savings Plan Master Trust, the Plan offers an interest bearing cash option, self-directed brokerage accounts, various mutual funds, and an Ingersoll-Rand Stock Fund.

The Company contributes to the Plan via a matching contribution. The Plan requires Company matching contributions of 100% of participants’ contributions up to 6% of eligible pay. The Company's matching contribution is contributed in cash with half to be invested in the same manner as the participant contributions and half to be invested in the Ingersoll-Rand Stock Fund. All contributions are immediately eligible to be sold and reinvested in any investment option under the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Each participant's account is charged with withdrawals and allocations of (a) Plan losses and (b) applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s matching and profit sharing contribution portion of participants’ accounts is also immediately vested. Company basic contributions or additional contributions made under the Trane Savings Plan and merged into the Plan on December 31, 2009 remain subject to a three year vesting schedule.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or 50% of their eligible account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 0.1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Committee. At December 31, 2011, outstanding loans bore interest rates ranging from 3.25% to 10.0%. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1-5 years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. Loan terms for participants merged into the Plan remain at their original loan terms.
Payment of Benefits
Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit. In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis up to the balance in the account.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Valuation of Investments
With the exception of other assets described earlier, Plan investments are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for discussion of fair value measurements of the investments.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets available for benefits include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Contributions
Participant and Company matching contributions are contributed to the Plan on a weekly, bi-weekly or monthly basis, as outlined in the Plan document. Participant contributions for each investment option or portfolio are based on the participants’ elections.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.

Benefit Payments
Distributions to terminated employees are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2011 and 2010.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

New Accounting Pronouncements
In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. We are currently assessing the impact on the Plan.

3	Fair Value Measurements
GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.
Ingersoll-Rand Stock Fund: Valued at the net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in ordinary shares of IR-plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.

Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets as traded in an exchange or active market. Plan management applied fair value measurement guidance when using NAV as a practical expedient and determined that the level of the Plan’s investment in common collective trusts should be classified within Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market portfolio: Valued at the NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Investment contracts with insurance companies: The investments are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. Funds under the contracts that have been allocated and applied to purchase annuities are excluded from the Savings Plan Master Trust assets. Such assets are classified within Level 3.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
See Note 4 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.
The following summarizes the Plan’s investments by classification and method of valuation as of December 31, 2011 and 2010:

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Group annuity contracts	$—	$—	$25,142	$25,142

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Group annuity contracts	$—	$—	$25,655	$25,655

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2011 and 2010:

Level 3 assets
Years Ended December 31, 2011 and 2010
	2011	2010
Balance, beginning of year	$25,655	$24,640
Realized gain/(losses)	(513)	1,015
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—
Purchases	—	—
Sales	—	—
Issuances	—	—
Settlements	—	—
Balance, end of year	$25,142	$25,655
The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$—

4	Investment in Savings Plan Master Trust
Except for other assets, the Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by Ingersoll-Rand Company or its affiliates. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at each measurement date. At December 31, 2011 and 2010, the Plan had a 98.5% and 98.6% participation, respectively, in the Savings Plan Master Trust.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Summarized Savings Plan Master Trust information follows:

	2011	2010
Investments, at fair value
Money market portfolio	$150,984,577	$141,723,176
Mutual funds	1,114,580,807	1,228,345,429
Common collective trust	833,868,053	833,294,317
Self-directed brokerage accounts	196,368,361	184,713,390
Ingersoll-Rand Stock Fund	656,044,168	1,067,495,072
Net assets available for benefits	$2,951,845,966	$3,455,571,384
Net realized and unrealized (depreciation) appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2011	2010
Investment income:
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(63,544,009)	$123,831,355
Self-directed brokerage accounts	(10,515,637)	20,895,315
Common collective trust	7,486,883	93,642,569
Ingersoll-Rand Stock Fund	(343,851,252)	259,087,378
	(410,424,015)	497,456,617
Interest and dividend income	42,021,998	40,954,758
Total investment (loss) income	$(368,402,017)	$538,411,375

The following summarizes the classification of the Savings Plan Master Trust investments by classification and method of valuation as of December 31, 2011 and 2010:

Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$150,984,577	$—	$—	$150,984,577
Mutual funds:
Growth funds	583,602,736	—	—	583,602,736
Bond fund	261,958,201	—	—	261,958,201
International growth funds	170,383,503	—	—	170,383,503
Fixed income fund	71,019,892	—	—	71,019,892
Index funds	27,616,475	—	—	27,616,475
Self-directed brokerage accounts	196,368,361	—	—	196,368,361
Common or collective trusts:
Index funds *	—	116,756,571	—	116,756,571
Bond funds **	—	5,201,100	—	5,201,100
Lifestyle funds ***	—	711,910,382	—	711,910,382
Ingersoll-Rand Stock Fund ****	—	656,044,168	—	656,044,168
Total assets at fair value	$1,461,933,745	$1,489,912,221	$—	$2,951,845,966
*   Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

** Represents investment in an asset mix which will provide a return that approximates the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
*** Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

****     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$141,723,176	$—	$—	$141,723,176
Mutual funds:
Growth funds	506,689,258	—	—	506,689,258
Bond fund	278,762,743	—	—	278,762,743
International growth funds	236,196,087	—	—	236,196,087
Domestic equity fund	86,053,138	—	—	86,053,138
Fixed income fund	55,655,818	—	—	55,655,818
Value equity fund	37,877,101	—	—	37,877,101
Index funds	27,111,284	—	—	27,111,284
Self-directed brokerage accounts	184,713,390	—	—	184,713,390
Common or collective trusts
Index funds *	—	117,362,141	—	117,362,141
Lifestyle funds **	—	715,932,176	—	715,932,176
Ingersoll-Rand Stock Fund ***	—	1,067,495,072	—	1,067,495,072
Total assets at fair value	$1,554,781,995	$1,900,789,389	$—	$3,455,571,384
*         Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
**       Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
***     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Tax Status
The U.S. Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 29, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. The Plan has been amended since receiving the determination letter. Plan management and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required. In January 2011, an application for an updated determination letter was submitted to the IRS; however, the Company has not yet received the new letter.

Ingersoll-Rand Company Employee Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liability (or assets) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6	Party-In-Interest
Certain Plan investments held in the Savings Plan Master Trust are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of the IR-plc. These transactions qualify as permitted party-in-interest transactions.

7	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, all affected participants would become 100% vested in their employer contributions.

8	Risks and Uncertainties
Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9	Subsequent Events
The Company has evaluated subsequent events since the date of these financial statements. Other than the sale of its Hussmann business referenced in Note 1, the Company has determined there were no material subsequent events which require adjustment to or additional disclosure in the Plan's financial statements.

Schedule I

Ingersoll-Rand Company Employee Savings Plan
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Plan Sponsor: Ingersoll-Rand Company
Employer Identification: 13-5156640
Plan Number: 078

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)	Current Value (e)
*	Plan's interest in Savings Plan	Master Trust,
	Master Trust	98.5% participation	**	$2,906,449,030

	Mass Mutual Variable Annuity
	Contracts	Variable annuity contracts	**	25,142
	Participant loans ***	Due 01/01/12 - 01/01/40 3.25% - 10.00%	**	38,905,065

	TOTAL ASSETS (Held at End of Year)			$2,945,379,237

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Schedule II

Ingersoll-Rand Company Employee Savings Plan
Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2011

Plan Sponsor: Ingersoll-Rand Company
Employer Identification: 13-5156640
Plan Number: 078

		Total That Constitutes Nonexempt Prohibited Transactions
Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
	X	—	$19,908	$—	—

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

Dated: June 26, 2012	By:	/s/ Sheila Savageau
Name: Sheila Savageau Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Cherry, Bekaert & Holland, L.L.P